August 20, 2013

CONFIDENTIAL TREATMENT REQUESTED BY CHEGG, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Kate Beukenkamp, Attorney-Advisor
Terry French, Accountant Branch Chief
Michael Henderson, Staff Accountant

Re:	Chegg, Inc.
Registration Statement on Form S-1
File No. 333-190616

Ladies and Gentlemen:

On behalf of Chegg, Inc. (the “Company”), we submit this supplemental letter to address comment 2 of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 29, 2013, relating to the draft of the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company to the Commission on May 6, 2013 (the “Registration Statement”), and to facilitate the Staff’s review of the Company’s stock-based compensation expense disclosures.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY CHEGG, INC.

CHEGG-1

Securities and Exchange Commission

Division of Corporation Finance

August 20, 2013

The Company advises the Staff that on [***], representatives of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the lead underwriters of the Company’s proposed initial public offering (the “Underwriters”), advised the Company that, based on then-current market conditions, they anticipated recommending to the Company a preliminary price range of between approximately [***] to [***] per share on a pre-reverse stock split basis for the proposed offering. The Company may effect a reverse stock split in connection with the proposed offering. Any such reverse stock split would likely be in the range of [***] and would be approved prior to the filing of the pre-effective amendment to the Registration Statement that will contain the preliminary prospectus used to market the proposed offering. This estimated price range has been determined based, in part, upon current market conditions and input received from the Underwriters on the proposed offering, including discussions that took place on [***] between senior management of the Company, the Company’s Board of Directors (the “Board”) and the Underwriters. The preliminary price range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of [***] with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include a final price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process, which it anticipates could commence as soon as [***]. The parameters of that final price range will be subject to then-current market conditions, continuing discussions with the Underwriters, as well as further business developments impacting the Company.

As described in the Registration Statement beginning on page 79, the Company has regularly performed contemporaneous valuations of its common stock to assist the Board in its determination of the common stock’s fair value for purposes of granting stock options. In its determinations, the Board has considered numerous objective and subjective factors, including the factors set forth on pages 80 and 81 of the Registration Statement, the status of the Company’s progress towards an initial public offering and the most recent valuation report prepared by a third party valuation specialist. The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

As disclosed on pages 81 and 84 of the Registration Statement, the Company most recently granted stock options on August 6, 2013 and August 13, 2013. At the time the August 6 grants were approved, the Company’s Management Committee for Employee Equity Awards (consisting of the Company’s CEO, who is also a member of the Board) (the “Committee”) pursuant to delegated authority from the Compensation Committee of the Board and the Board determined that the fair value of the shares of the Company’s common stock underlying such grants was $6.10 per share. On August 13, the Board determined that the fair value of the shares of the Company’s common stock underlying a stock option grant to a member of the Board who was appointed in June and whose grant had been approved at the time of his appointment, subject to the Company’s receipt of a valuation report, was $6.10 per share. The Committee and Board based their determinations of the fair value of the Company’s common stock on the factors described on pages 80 through 84 of the Registration Statement and on the valuation report that the Company received on July 28, 2013 from its third party valuation specialist (the “Valuation Report”), which concluded that, as of May 31, 2013, the fair market value of the Company’s common stock was $6.10 per share.

CONFIDENTIAL TREATMENT REQUESTED BY CHEGG, INC.

CHEGG-2

Securities and Exchange Commission

Division of Corporation Finance

August 20, 2013

While the Company believes that the stock options granted in August 2013 were granted at their estimated fair values as determined by the Board and the Committee in good faith as of their respective grant dates, the Company has elected to recognize additional stock-based compensation expense for the grants in view of the difference between the estimated fair value per share ($6.10) and the preliminary price range [***] and the proximity of the grant dates (August 6 and August 13) to the date the preliminary price range was determined [***]. The Company expects, based on a [***] price per share, the mid-point of the preliminary price range, to recognize additional stock-based compensation expense of [***], net of estimated forfeitures, in connection with the August 2013 grants, which will be recognized over the vesting period of four years from the dates of grant. The incremental charge is based on the weighted average assumptions as follows: volatility of 57.4%, a term of 6.0 years, a dividend of 0.00% and an interest rate of 1.71%.

The Company believes the difference between the fair value of its common stock for the August 6 and 13, 2013 grants, as determined by the Committee and the Board, respectively, and the preliminary price range is a result of the following factors:

•

the preliminary price range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the Committee’s and the Board’s fair value determinations; and

•

differences in the valuation methodologies, assumptions and inputs used by the Underwriters in their valuation analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Committee and the Board, which are applicable to valuations based on private company valuation methodologies.

The Company intends to include disclosure related to the additional amount of stock-based compensation expense recognized in connection with the August 2013 grants in the amendment to the Registration Statement that includes an estimated price range, in substantially the following form:

“Subsequent to these grants, on [***], the initial offering price range was determined to be [***]. Due to the proximity of the August 2013 grant dates to the date our initial offering price range was determined, we expect to recognize additional stock-based compensation expense of [***], net of estimated forfeitures, based on a fair value of [***] per share, the midpoint of the range set forth on the cover of this prospectus. The fair value of these options will be recognized over a period of four years from the date of grant. We will update the calculation of this amount based on the final price for the shares being offered. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation, including that associated with outstanding RSUs which are expected to vest after the effective date of this offering, and as we issue additional stock awards to continue to attract and retain employees.”

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7130.

CONFIDENTIAL TREATMENT REQUESTED BY CHEGG, INC.

CHEGG-3

Securities and Exchange Commission

Division of Corporation Finance

August 20, 2013

Sincerely,

FENWICK & WEST LLP

/s/ David A. Bell

David A. Bell

cc:
Dan Rosensweig, President, Chief Executive Officer and Chairman
Andrew Brown, Chief Financial Officer
Robert Chesnut, Esq., Senior Vice President and General Counsel
Dave Borders, Esq., Associate General Counsel
Chegg, Inc.

Shulamite Shen White, Esq.
Fenwick & West LLP

Martin A. Wellington, Esq.
Peter M. Lamb, Esq.
Davis Polk & Wardwell LLP

Mark Fernandez
Ernst & Young LLP

CONFIDENTIAL TREATMENT REQUESTED BY CHEGG, INC.

CHEGG-4